EXHIBIT 99.1

PFSWEB, INC.

500 North Central Expressway

Plano, TX 75074

November 10, 2005

eCOST.com, Inc.

2555 West 190th Street

Suite 106

Torrance, California 90504.

Att: Adam Shaffer

Dear Adam:

We are pleased to submit for your consideration this non-binding letter setting forth the principal terms of a business transaction (the “Transaction”) between PFSweb, Inc. (“PFS”) and eCost.com, Inc. (“eCost”). This letter is neither binding upon any party nor evidence of any oral agreement (or agreement to agree) of any kind. Any Transaction will be subject to due diligence examinations by each of the parties, the negotiation of a written definitive agreement, and to the approval of the parties’ respective boards of directors and, if applicable, shareholders. In addition, the Transaction will be subject to the receipt of all necessary third party and governmental consents, approvals and waivers.

The Transaction will be structured as the merger (the “Merger”) of eCost with and into a newly-formed subsidiary of PFS (“Merger Sub”), with eCost as the surviving entity and wholly-owned by PFS. As a consequence of the Merger, (i) each issued and outstanding share of capital stock of eCost will be converted into one share of PFS common stock, (ii) each issued and outstanding share of capital stock of Merger Sub will be converted into one share of eCost common stock and (iii) each issued and outstanding option or warrant to purchase or acquire eCost capital stock (including any such option or warrant whose vesting is accelerated in connection with the Merger), if not exercised prior to the effective date of the Merger, will be cancelled. Each share of PFS common stock to be issued in the Merger will be registered on Form S-4 and freely tradeable.

The parties acknowledge that further terms of the Merger, including break-up fees, representations, warranties, indemnities and conditions precedent, will be subject to the mutual agreement of the parties and set forth in a definitive agreement (the “Merger Agreement”), and neither party is obligated to proceed with the Transaction until such time as the Merger Agreement and/or any related documentation is prepared, agreed upon and executed by the parties. Either party may discontinue negotiations of the Transaction at any time prior to the execution and delivery of the Merger Agreement.

Each party will pay its own expenses associated with the Transaction, including attorney’s fees and fees of financial advisors.

Although this letter is non-binding, please indicate that the foregoing correctly sets forth our mutual general understanding of the basic terms of the Transaction by signing below and returning an executed copy to the undersigned.

Very truly yours,

PFSWEB, INC.

By:	/s/ MARK C. LAYTON
Mark C. Layton, Chief Executive Officer

eCOST.COM, INC.

By:	/s/ ADAM SHAFFER
Adam Shaffer, Chief Executive Officer